

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

Mr. Bryan P. Healey
Chief Financial Officer
Kent Financial Services, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

      Re: **Kent Financial Services, Inc.**
             Form 10-K for the year ended 12/31/2010
             Filed on 3/18/2011
             File No. 001-07986

Dear Mr. Bryan P. Healey

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief